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December 17, 2012
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stadion Investment Trust (the “Trust”), on behalf of its series, Stadion Tactical Income Fund (the “Fund”)
File Nos. 811-21317; 333-103714
Response to Staff’s Comments on Post-Effective Amendment No. 30

Ladies and Gentlemen:

Mr. Vincent DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) recently contacted us by telephone to provide comments on Post-Effective Amendment No. 30 to the Trust’s registration statement on Form N-1A (the “Amendment”).  The following are the comments provided and the Trust’s response to each:

PROSPECTUS

1.          If the Fund’s investment advisor has the ability to recoup any advisory fees waived or expenses reimbursed to the Fund pursuant to the Expense Limitation Agreement referenced in footnote 4 to the Annual Fund Operating Expenses table in the Risk/Return Summary, include the terms of such recoupment in the footnote.

RESPONSE:  The Expense Limitation Agreement does not provide the Fund’s investment advisor the ability to recoup such fees and expenses.

2.          In the Principal Investment Strategies section of the Risk/Return Summary, it is disclosed that the Fund “will invest approximately 60%-70% of its assets in Indexed Investments with portfolios comprised of fixed income securities that possess risk, style and maturity characteristics similar to the securities comprising the Barclays U.S. Aggregate Bond Index (the “Barclays Index”).” Expand or revise this disclosure to explain what is meant by style characteristics.

RESPONSE:  The word “style” has been deleted from the sentence.

3.          In the Principal Investment Strategies section of the Risk/Return Summary, it is disclosed that the Fund may use derivative instruments or Indexed Investments with portfolios comprised of derivative instruments to seek to mitigate the Fund’s exposure to interest rate risk.  Indicate the percentage of the Fund’s assets that may be invested in derivative instruments.

RESPONSE:  The following disclosure has been added to the 5th paragraph of the Principal Investment Strategies section of the Risk/Return Summary for the Fund: “Generally the Fund intends to invest in a range from zero to 20% of its portfolio in derivative instruments or Indexed Investments with portfolios comprised of derivative instruments, but may invest up to 50% for temporary defensive purposes.”

4.          In the Principal Investment Strategies section of the Risk/Return Summary, it is disclosed that derivative instruments include options, forwards, futures contracts, swap agreements and negatively correlated market instruments.  Expand or revise this disclosure to clarify that these are permissible investments by the Fund and indicate what is meant by negatively correlated market instruments.

RESPONSE: The disclosure in the Principal Investment Strategies section of the Risk/Return Summary has been revised to state: “Derivative instruments in which the Fund may invest include options, forwards, futures contracts, swap agreements and instruments that are inversely related to a specific benchmark or index.”

5.          Explain supplementally why the Fund is best suited for long-term investors in light of its expected high turnover rate.

RESPONSE:  The Fund is managed according to an asset allocation model primarily designed to evaluate underlying trends and current risk levels among a broad array of fixed income sectors based upon a number of technical indicators examined by the investment adviser.  The Fund’s primary trading strategies involve movement in and out of the fixed income markets based upon perceived price trends, breadth trends and risk profiles without regard to the length of time any particular investment has been held. Although the Fund’s trading strategies may generate substantial portfolio turnover, the Fund’s focus on trend analysis and investment objective of total return and capital preservation are consistent with a long-term investment horizon.

6.          Explain supplementally whether, as funds of funds, the Fund complies with Section 12(d)(1)(A) of the Investment Company Act of 1940.

RESPONSE:  The Trust has policies and procedures pursuant to which it monitors the Fund’s investments in other investment companies for compliance with Section 12(d)(1)(A).  With respect to Section 12(d)(1)(A)(i), the Trust has entered into various Participation Agreements with other investment companies that have obtained appropriate exemptive relief from the Commission and may on occasion acquire more than 3% of the total outstanding voting stock of such investment companies pursuant to such Agreements.  With respect to Section 12(d)(1)(A)(ii) and (iii), the Fund will invest in accordance with the restrictions of Section 12(d)(1)(F) pursuant to Rule 12d1-3 under the Investment Company Act of 1940.

STATEMENT OF ADDITIONAL INFORMATION

1.          Explain supplementally the basis for the statement that the Fund is not subject to regulation or registration as a commodity pool operator under Rule 4.5 of the Commodity Exchange Act.

RESPONSE:  The Trust, on behalf of the Fund, has filed a Notice of Eligibility claiming an exclusion from the definition of the term “commodity pool operator” pursuant to Rule 4.5 under the Commodity Exchange Act, as amended.  The basis for claiming such an exclusion is provided by Section sub-paragraph (a)(1) and (b)(1) of Regulation 4.5 of the Commodities Futures Trading Commission which provides an exemption to a registered investment company.

2.          With respect to the section Investment Limitations, supplementally address the Fund’s approach to investments in other registered investment companies for purposes of meeting the Fund’s fundamental investment limitation on industry concentration.

RESPONSE:  The Fund will act consistent with its fundamental investment limitation and its statutory obligations in evaluating investments in other registered investment companies.  In this regard, investments in other investment companies are not considered to be issued by members of any industry.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact Betsy Santen at 513/346-4181 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

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